PORTLAND GENERAL HOLDINGS, INC.
                        RETIREMENT SAVINGS PLAN

                        FINANCIAL STATEMENTS AND SCHEDULES
                        AS OF DECEMBER 31, 1997 AND 1996
                        TOGETHER WITH AUDITORS' REPORT

                        PORTLAND GENERAL HOLDINGS, INC.

                            RETIREMENT SAVINGS PLAN


                  INDEX TO FINANCIAL STATEMENTS AND SCHEDULES

                          DECEMBER 31, 1997 AND 1996




REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 1997
  AND 1996


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED
  DECEMBER 31, 1997


NOTES TO FINANCIAL STATEMENTS AND SCHEDULES


SCHEDULE I:   ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AS
                         OF DECEMBER 31, 1997


SCHEDULE II:  ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS FOR THE YEAR
                         ENDED DECEMBER 31, 1997

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Portland General Holdings, Inc. Retirement
Savings Plan Benefits Administration Committee:

WE HAVE AUDITED THE ACCOMPANYING STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS OF THE PORTLAND GENERAL HOLDINGS, INC. RETIREMENT SAVINGS PLAN (THE
PLAN) AS OF DECEMBER 31, 1997 AND 1996, AND THE RELATED STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 1997. THESE FINANCIAL STATEMENTS AND THE SCHEDULES REFERRED TO BELOW ARE THE RESPONSIBILITY OF THE PLAN'S ADMINISTRATION. OUR RESPONSIBILITY IS TO EXPRESS AN OPINION ON THESE FINANCIAL STATEMENTS AND SCHEDULES BASED ON OUR AUDITS.

WE CONDUCTED OUR AUDITS IN ACCORDANCE WITH GENERALLY ACCEPTED AUDITING STANDARDS. THOSE STANDARDS REQUIRE THAT WE PLAN AND PERFORM THE AUDIT TO OBTAIN REASONABLE ASSURANCE ABOUT WHETHER THE FINANCIAL STATEMENTS ARE FREE
OF MATERIAL MISSTATEMENT. AN AUDIT INCLUDES EXAMINING, ON A TEST BASIS, EVIDENCE SUPPORTING THE AMOUNTS AND DISCLOSURES IN THE FINANCIAL STATEMENTS.
AN AUDIT ALSO INCLUDES ASSESSING THE ACCOUNTING PRINCIPLES USED AND SIGNIFICANT ESTIMATES MADE BY MANAGEMENT, AS WELL AS EVALUATING THE OVERALL FINANCIAL STATEMENT PRESENTATION. WE BELIEVE THAT OUR AUDITS PROVIDE A REASONABLE
BASIS FOR OUR OPINION.

IN OUR OPINION, THE FINANCIAL STATEMENTS REFERRED TO ABOVE PRESENT FAIRLY, IN ALL MATERIAL RESPECTS, THE NET ASSETS AVAILABLE FOR BENEFITS OF THE PLAN AS OF DECEMBER 31, 1997 AND 1996, AND THE CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 1997, IN CONFORMITY WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

OUR AUDITS WERE PERFORMED FOR THE PURPOSE OF FORMING AN OPINION ON THE BASIC FINANCIAL STATEMENTS TAKEN AS A WHOLE. THE SUPPLEMENTAL SCHEDULES OF ASSETS HELD FOR INVESTMENT PURPOSES AND REPORTABLE TRANSACTIONS ARE PRESENTED FOR THE PURPOSE OF ADDITIONAL ANALYSIS AND ARE NOT A REQUIRED PART OF THE BASIC FINANCIAL STATEMENTS BUT ARE SUPPLEMENTARY INFORMATION REQUIRED BY THE DEPARTMENT OF LABOR RULES AND REGULATIONS FOR REPORTING AND DISCLOSURE UNDER THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974. THE SUPPLEMENTAL SCHEDULES HAVE BEEN SUBJECTED TO THE AUDITING PROCEDURES APPLIED IN THE AUDITS OF THE BASIC FINANCIAL STATEMENTS AND, IN OUR OPINION, ARE FAIRLY STATED IN ALL MATERIAL RESPECTS IN RELATION TO THE BASIC FINANCIAL STATEMENTS TAKEN AS
A WHOLE.





Portland, Oregon,
  June 26, 1998

                        PORTLAND GENERAL HOLDINGS, INC.

                            RETIREMENT SAVINGS PLAN


                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                       AS OF DECEMBER 31, 1997 AND 1996



                                                                        1997                        1996
ASSETS:
  Investments, at fair value-
    Interest in PGH Investment Trust-Master Trust
      (Note 9)                                                          $311,204,568                $258,615,927
    Enron common stock                                                    86,228,592                  89,019,645
    Short-term investments                                                 1,635,768                   1,932,760
    Loans to participants                                                  4,488,342                   4,333,579
                                                                        ------------                ------------
          Total investments                                              403,557,270                 353,901,911

  Receivables-
    Employee contributions                                                   426,000                     405,000
    Employer contributions                                                   178,000                     306,500
    Accrued interest                                                           6,086                      12,194
    Accrued dividends                                                              -                     678,299
                                                                        ------------                ------------
          Total receivables                                                  610,086                   1,401,993
                                                                        ------------                ------------
          Total assets                                                   404,167,356                 355,303,904

LIABILITIES:
  Note payable to PGE                                                              -                   2,065,185
                                                                        ------------                ------------
          Total liabilities                                                        -                   2,065,185
                                                                        ------------                ------------
NET ASSETS AVAILABLE FOR BENEFITS                                       $404,167,356                $353,238,719
                                                                        ============                ============


       The accompanying notes are an integral part of these statements.

                        PORTLAND GENERAL HOLDINGS, INC.

                            RETIREMENT SAVINGS PLAN


           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                     FOR THE YEAR ENDED DECEMBER 31, 1997



ADDITIONS TO PLAN ASSETS:

  Investments income-
    Interest                                                                               $    343,749
    Dividends                                                                                 2,277,261
    Income from PGH Investment Trust-Master Trust, net                                       50,026,842
                                                                                           ------------
          Total investment income                                                            52,647,852

  Contributions-
    Employee                                                                                 11,647,888
    Employer                                                                                  3,764,127
                                                                                           ------------
          Total contributions                                                                15,412,015
                                                                                           ------------
          Total additions                                                                    68,059,867

DEDUCTIONS FROM PLAN ASSETS:
  Payments for-
    Interest expense                                                                             93,527
    Net depreciation in fair value of investments                                             2,528,945
    Benefits to participants                                                                 14,508,758
                                                                                           ------------
          Total deductions                                                                   17,131,230
                                                                                           ------------
NET INCREASE                                                                                 50,928,637

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year                                        353,238,719
                                                                                           ------------
NET ASSETS AVAILABLE FOR BENEFITS, end of year                                             $404,167,356
                                                                                           ============


        The accompanying notes are an integral part of this statement.

                        PORTLAND GENERAL HOLDINGS, INC.

                            RETIREMENT SAVINGS PLAN


                  NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

                          DECEMBER 31, 1997 AND 1996



1.  GENERAL DESCRIPTION OF THE PLAN:

The following brief description of the Portland General Holdings, Inc. (PGH or the Company) Retirement Savings Plan (the Plan) provides general information only. Readers should refer to the Plan Prospectus and Employee Handbook for a more complete description of the Plan's provisions.

GENERAL

The Plan first became effective October 1, 1982. On July 1, 1997, Portland General Corporation (PGC) merged into Enron Oregon Corp. (Enron). In conjunction with the merger, the Plan, formally known as Portland General Corporation Retirement Savings Plan, was renamed Portland General Holdings, Inc. Retirement Savings Plan. The Plan was restated effective June 25, 1997. Upon completion of the merger, PGC shares were converted to .9825 shares of Enron and employer matching contributions were made in Enron stock subsequent to the merger.

The Plan is a defined contribution plan covering substantially all employees of PGH, Portland General Electric Company (PGE) and other affiliates who have completed one year of service as defined by the Plan. It is administered by the PGH Retirement Savings Plan Benefits Administration Committee. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

TRUSTEES

The trustee for the Stable Assets Fund, Bond Fund, Balanced Fund, Core Equity Fund, Aggressive Equity Fund, International Equity Fund, Loan Fund, and Model Portfolios A-E is the Northern Trust Company (Primary Trustee). The trustee for the Enron Common Stock Fund, the PGH nonleveraged Employee Stock Ownership Plan (ESOP), and the Portland General Electric (PGE) leveraged ESOP is Wells Fargo (Secondary Trustee).

CONTRIBUTIONS

The Plan allows participating employees to contribute up to a total of 15% of their annual base pay (before-tax and after-tax combined). The Tax Reform Act of 1986 limits employee before-tax contributions to $9,500 for 1997 and 1996. These amounts may be adjusted annually based upon changes in the consumer price index.

The employer matching contribution is 100% of the first 6% of a participant's eligible earnings, as defined by the Plan. The matching contribution is made entirely in whole or fractional shares of Enron Common Stock through the PGH nonleveraged ESOP or PGE leveraged ESOP. All shares of common stock were allocated to participants and transferred out of the PGE leveraged ESOP during 1997 to the nonleveraged PGH ESOP. ESOP allocations shall be valued at a price defined by the Plan document. The PGH nonleveraged ESOP purchased shares on the open market totaling $3,525,046 in 1997. The PGE leveraged ESOP transferred shares from the unallocated fund to the allocated fund valued at $5,241,208 in 1997.

INVESTMENT OPTIONS

Participants are offered the option of investing in seven investment funds and five premixed portfolios held by the Master Trust. The premixed portfolios are comprised of various combinations of the seven investment funds and are designed to meet various investing needs. If a participant elects to invest in Model Portfolios A-E described below, all their current funds (except employer matching contributions) and future payroll deferrals must be invested in that single portfolio. Employer matching contributions become participant directed upon the participant reaching age 50 and having completed at least five years of participation in the Plan. At that time, the participant may elect once each year to transfer from his ESOP account an amount that does not exceed the value of 25% of the shares of Enron stock credited to his ESOP account to investment options other than employer stock.

The following is a description of the various fund options:

   a. The Stable Assets Fund invests primarily in investment contracts whose rate of interest is fixed by insurance companies. As of December 31, 1997 and 1996, there were 6 and 14 participating insurance companies, respectively, with guaranteed investment contracts. In 1997 and 1996, the Stable Assets fund invested in synthetic investment contracts (Note 8). The Stable Assets Fund may invest in other stable assets outside the insurance industry in order to diversify its holdings.

   b. The Bond Fund invests in a diversified mix of fixed income investments. The fund's assets consist primarily of Treasury bonds, Corporate bonds, U.S. Government Agency securities, pass-through securities, and high-yield debt securities.

   c. The Balanced Fund portfolio is a combination of two funds. The Balanced Fund targets a 60% allocation to a Common Stock Fund with the remainder allocated to a Fixed Income Securities Fund (a bond fund).

   d. The Core Equity Fund consists primarily of a diversified portfolio of large capitalization common stocks domiciled in the United States.

   e. The Aggressive Equity Fund consists primarily of a diversified portfolio of intermediate to smaller capitalization common stocks domiciled in the United States. In addition, this fund may also invest in stocks of distressed companies where a turnaround is likely.

   f. The International Equity Fund is a diversified portfolio issued by companies with headquarters outside of the United States. Asset allocation emphasizes Europe, Australia, and the Far East.

   g. Model Portfolios

      Portfolio A is an ultraconservative fund with the highest concentration in the Stable Assets and Bond Funds.

      Portfolio B is a conservative fund with the highest concentration in the Stable Assets, Bond, and Core Equity Funds.

      Portfolio C is a moderate fund with a higher concentration of equities while still maintaining a high concentration of the Stable Assets and Bond Funds.

      Portfolio D is an aggressive fund with a still higher concentration in the Core Equity, Aggressive Equity, and International Equity Funds.

      Portfolio E is an ultra-aggressive fund investing only in the Core Equity, Aggressive Equity, and International Equity Funds.

   h. Enron Common Stock Fund and ESOPs

      The Enron Common Stock Fund invests in Enron Common Stock. Based upon participant contributions, dividend reinvestments, transfers, and withdrawals, the Secondary Trustee may buy or sell shares on the open market.

      The PGH Nonleveraged ESOP invests in Enron Common Stock based upon employer matching contributions for PGH and affiliated company employee participants.

      The PGE Leveraged ESOP invested in PGC Common Stock based upon employer matching contributions for PGE employee participants. The Leveraged ESOP borrowed $36 million in late 1990 from PGE to fund the purchase of PGC Common Stock for PGE employees. During 1997, all unallocated shares were allocated to participant accounts, the remaining loan balance was paid, and all leveraged shares were transferred to the PGH nonleveraged account.

LOAN FUND

This fund records the issuance and repayment of loan principal and related interest over the life of loans issued to participants. The loan program allows active employees participating in the Plan to borrow up to one-half the value of their account, but not more than $50,000, over a maximum term of 60 months. Participants pay interest to their account based upon the share secured interest rate of the Electra Credit Union. The interest rate ranges on outstanding loans at December 31, 1997 was 6.00% to 7.33% and had maturity dates ranging from January 1998 to December 2002.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocation of (a) the Company's matching contribution (ESOP only) and (b) net Plan earnings. Allocations are based upon participant earnings (eligible compensation) or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Participants are immediately vested in their accounts.

PAYMENT OF BENEFITS

The full value of the account is payable upon termination of employment, retirement, disability, or death. Retirees and former employees may choose to leave all or part of the full value of the account in the Plan up to age 70-1/2. After age 70-1/2, the Internal Revenue Service (IRS) required minimum distribution criteria must be met. No additional contributions may be made after retirement, termination, or death. For the year ended December 31, 1997, participant disbursements are transferred from the employees' investment elections to the Stable Assets Fund for distribution. Participant distributions of Enron common stock are disbursed directly from the ESOPs and Enron Common Stock Fund. For cash distribution of participants' investment in the PGE Leveraged ESOP, Enron common stock is repurchased from the participant.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF PRESENTATION

The accompanying financial statements are prepared on the accrual basis of accounting.

USE OF ESTIMATES

Management makes estimates and assumptions when preparing the financial statements in conformity with generally accepted accounting principles. These estimates and assumptions effect the amounts reported in the accompanying financial statements and the notes thereto. Actual results could differ from those estimates.

INVESTMENT VALUATION

Investments are recorded at quoted market prices or at estimated fair value. Many factors are considered in arriving at fair value. In general, however, corporate bonds are valued based on yields currently available on comparable securities of issuers with similar credit ratings. Investments in certain restricted common stocks are valued at the quoted market price of the issuer's unrestricted common stock less an appropriate discount. If a quoted market price for unrestricted common stock of the issuer is not available, restricted common stocks are valued at a multiple of current earnings less an appropriate discount. The multiple chosen is consistent with multiples of similar companies based on current market prices. Investment contracts with insurance companies are stated at contract value (Note 7). Participant loans are stated at cost, which approximates fair value.

INCOME RECOGNITION

The difference in fair value from one period to the next is recognized and included in net depreciation in fair value of investments in the accompanying statement of changes in net assets available for plan benefits. The net depreciation in fair value of investments also included realized gains and losses.

For assets held outside the Master Trust, interest income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date.

PAYMENT OF BENEFITS

Benefits are recorded when paid.

ADMINISTRATIVE EXPENSES

The Company pays administrative fees of the Plan, including trustee, record keeper and audit fees. The Master Trust pays investment management fees, brokerage fees, commissions and other costs associated with the administration of the Master Trust. Participants pay recordkeeper fees associated with their loans.

3.  TAX STATUS:

The IRS has determined and informed the Company by a letter dated May 23, 1995 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since that date. In the opinion of the Plan's administrator, the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

4.  RELATED PARTY TRANSACTIONS:

Certain Plan investments are shares in funds managed by Northern Trust Company and Wells Fargo. Northern Trust Company and Wells Fargo are the trustees as defined by the Plan and, therefore, these investments and investment transactions qualify as party-in-interest transactions. As the Plan holds common stock of Enron as an investment, these investments and investment transactions also qualify as party-in-interest transactions.

5.  RETIREMENT SAVINGS PLAN FINANCIAL STATEMENTS BY INVESTMENT OPTION:

Following are PGH Retirement Savings Plan financial statements with investment fund option information as of December 31, 1997 and 1996, and for the year ended December 31, 1997.

     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                            AS OF DECEMBER 31, 1997

                                                    Participant Directed

                                                    Loan        Stable       Bond        Balanced    Core Equity  Aggressive
                                                    FUND        ASSETS FUND  FUND        FUND        FUND         EQUITY FUND
ASSETS:
  Investment, at fair value-
    Interest in PGH Investment Trust-Master Trust   $     -     $70,243,695  $2,789,070  $8,963,389  $73,314,440  $20,290,164
    Enron common stock                                    -            -           -           -            -            -
    Short-term investments                                -          97,964      22,847      34,418      133,574      106,155
    Loans to participants                            4,488,342         -           -           -            -            -
                                                    ----------  -----------  ----------  ----------  -----------  -----------

          Total investments                          4,488,342   70,341,659   2,811,917   8,997,807   73,448,014   20,396,319

  Receivables-
    Employee contributions                                -          55,000       2,000      13,000       80,000       31,000
    Employer contributions                                -            -           -           -            -            -
    Accrued interest                                      -             794         103         190          727          479

                                                    ----------  -----------  ----------  ----------  -----------  -----------

          Total receivables                               -          55,794       2,103      13,190       80,727       31,479
                                                    ----------  -----------  ----------  ----------  -----------  -----------

NET ASSETS AVAILABLE FOR BENEFITS                   $4,488,342  $70,397,453  $2,814,020  $9,010,997  $73,528,741  $20,427,798

                                                    ==========  ===========  ==========  ==========  ===========  ===========



                                                    Participant Directed
                                                    Inter-      Model Portfolios
                                                    national    ---------------------------------------------------------------
                                                    EQUITY      A           B           C            D            E
                                                    FUND
ASSETS:
  Investment, at fair value-
    Interest in PGH Investment Trust-Master Trust   $5,174,031  $2,029,058  $7,249,056  $35,125,204  $56,377,746  $29,648,715
    Enron common stock                                    -           -           -            -            -            -
    Short-term investments                              53,798      20,239      40,518       94,594      261,033      177,599
    Loans to participants                                 -           -           -            -            -            -
                                                    ----------  ----------  ----------  -----------  -----------  -----------

          Total investments                          5,227,829   2,049,297   7,289,574   35,219,798   56,638,779   29,826,314

  Receivables-
    Employee contributions                               9,000       2,000       9,000       49,000      105,000       64,000
    Employer contributions                                -           -           -            -            -            -
    Accrued interest                                       219         106         173          498        1,171          636
                                                    ----------  ----------  ----------  -----------  -----------  -----------


          Total receivables                              9,219       2,106       9,173       49,498      106,171       64,636

                                                    ----------  ----------  ----------  -----------  -----------  -----------

NET ASSETS AVAILABLE FOR BENEFITS                   $5,237,048  $2,051,403  $7,298,747  $35,269,296  $56,744,950  $29,890,950

                                                    ==========  ==========  ==========  ===========  ===========  ===========



                                                                   Participant Directed           Nonparticipant
                                                                                                  Directed
                                                                   Enron                          --------------
                                                                   Common         Nonleveraged    Nonleveraged

                                                                   STOCK FUND     PGH ESOP        PGH ESOP          TOTAL
ASSETS:
  Investment, at fair value-
  Interest in PGH Investment Trust-Master Trust                          -        $     -         $      -          $311,204,568
    Enron common stock                                             $6,546,048      5,971,000       73,711,544         86,228,592
    Short-term investments                                            137,566           -             455,463          1,635,768
    Loans to participants                                                -              -                -             4,488,342
                                                                   ----------     ----------      -----------       ------------
          Total investments                                         6,683,614      5,971,000       74,167,007        403,557,270
  Receivables-
    Employee contributions                                              7,000           -                -               426,000
    Employer contributions                                               -              -             178,000            178,000
    Accrued interest                                                      380           -                 610              6,086
                                                                   ----------     ----------      -----------       ------------
          Total receivables                                             7,380           -             178,610            610,086
                                                                   ----------     ----------      -----------       ------------
NET ASSETS AVAILABLE FOR BENEFITS                                  $6,690,994     $5,971,000      $74,345,617       $404,167,356
                                                                   ==========     ==========      ===========       ============


STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION AS OF DECEMBER 31, 1996

                                  Participant Directed

                                  Loan         Stable           Bond             Balanced       Core Equity      Aggressive
                                  FUND         ASSETS FUND      FUND             FUND           FUND             EQUITY FUND
ASSETS:
  Investment, at fair value-
    Interest in PGH
      Investment
      Trust-Master Trust          $     -      $69,845,954      $2,579,690       $5,336,580     $52,200,125      $16,613,676
    PGH common stock                    -             -               -                -               -                -
    Short-term investments              -          573,628          44,324           51,159         296,577          128,691
    Loans to participants          4,333,579          -               -                -               -                -
                                  ----------   -----------      ----------       ----------     -----------      -----------
          Total investments        4,333,579    70,419,582       2,624,014        5,387,739      52,496,702       16,742,367

  Receivables-
    Employee contributions              -           61,000           2,000           10,000          73,000           30,000
    Employer contributions              -             -               -                -               -                -
    Accrued interest                    -            1,844             121              187             966              438
    Accrued dividends                   -             -               -                -               -                -
                                  ----------   -----------      ----------       ----------     -----------      -----------
          Total receivables             -           62,844           2,121           10,187          73,966           30,438
                                  ----------   -----------      ----------       ----------     -----------      -----------
          Total assets             4,333,579    70,482,426       2,626,135        5,397,926      52,570,668       16,772,805

LIABILITIES:
  Note payable to PGE                   -             -               -                -               -                -
                                  ----------   -----------      ----------       ----------     -----------      -----------
          Total liabilities             -             -               -                -               -                -
                                  ----------   -----------      ----------       ----------     -----------      -----------
NET ASSETS AVAILABLE FOR
  BENEFITS                        $4,333,579   $70,482,426      $2,626,135       $5,397,926     $52,570,668      $16,772,805
                                  ==========   ===========      ==========       ==========     ===========      ===========


                                Participant Directed
                                Inter-         Model Portfolios
                                national       --------------------------------------------------------------------    PGH Common
                                EQUITY FUND    A             B            C              D              E              STOCK FUND
ASSETS:
  Investment, at fair value-
    Interest in PGH
      Investment
      Trust-Master Trust        $4,267,337     $2,471,839    $5,493,763   $30,693,816    $46,316,257    $22,796,890    $     -
    PGH common stock                  -              -             -             -              -              -        7,845,657
    Short-term investments          46,595         33,686        43,625       191,298        320,090        172,376        18,320
    Loans to participants             -              -             -             -              -              -             -
                                ----------     ----------    ----------   -----------    -----------    -----------    ----------
          Total investments      4,313,932      2,505,525     5,537,388    30,885,114     46,636,347     22,969,266     7,863,977

  Receivables-
    Employee contributions           9,000          3,000         8,000        50,000         98,000         54,000         7,000
    Employer contributions            -              -             -             -              -              -             -
    Accrued interest                   186            109           177           672          1,138            653           115
    Accrued dividends                 -              -             -             -              -              -           59,776
                                ----------     ----------    ----------   -----------    -----------    -----------    ----------
          Total receivables          9,186          3,109         8,177        50,672         99,138         54,653        66,891
                                ----------     ----------    ----------   -----------    -----------    -----------    ----------
          Total assets           4,323,118      2,508,634     5,545,565    30,935,786     46,735,485     23,023,919     7,930,868

LIABILITIES:
  Note payable to PGE                 -              -             -             -              -              -             -
                                ----------     ----------    ----------   -----------    -----------    -----------    ----------
          Total liabilities           -              -             -             -              -              -             -
                                ----------     ----------    ----------   -----------    -----------    -----------    ----------
NET ASSETS AVAILABLE FOR
  BENEFITS                      $4,323,118     $2,508,634    $5,545,565   $30,935,786    $46,735,485    $23,023,919    $7,930,868
                                ==========     ==========    ==========   ===========    ===========    ===========    ==========


                                  Participant Directed             Nonparticipant Directed
                                                                   Nonleveraged    PGE Leveraged ESOP
                                  Nonleveraged    Leveraged        ------------    ---------------------------
                                  PGH ESOP        PGE ESOP         PGH ESOP        ALLOCATED       UNALLOCATED     TOTAL
ASSETS:
  Investment, at fair value-
    Interest in PGH
      Investment
      Trust-Master Trust          $               $     -          $     -         $      -        $      -        $258,615,927
    PGH common stock               257,000         5,681,000        3,045,959       66,980,964       5,209,065       89,019,645
    Short-term investments            -                 -              12,391             -               -           1,932,760
    Loans to participants             -                 -                -                -               -           4,333,579
                                  --------        ----------       ----------      -----------     -----------     ------------
          Total investments        257,000         5,681,000        3,058,350       66,980,964       5,209,065      353,901,911
  Receivables-
    Employee contributions            -                 -                -                -               -             405,000
    Employer contributions            -                 -               8,500             -            298,000          306,500
    Accrued interest                  -                 -                  29             -              5,559           12,194
    Accrued dividends                 -                 -              25,165          553,615          39,743          678,299
                                  --------        ----------       ----------      -----------     -----------     ------------
          Total receivables           -                 -              33,694          553,615         343,302        1,401,993
                                  --------        ----------       ----------      -----------     -----------     ------------
          Total assets             257,000         5,681,000        3,092,044       67,534,579       5,552,367      355,303,904

LIABILITIES:
  Note payable to PGE                 -                 -                -                -          2,065,185        2,065,185
                                  --------        ----------       ----------      -----------     -----------     ------------
          Total liabilities           -                 -                -                -          2,065,185        2,065,185
                                  --------        ----------       ----------      -----------     -----------     ------------
NET ASSETS AVAILABLE FOR
  BENEFITS                        $257,000        $5,681,000       $3,092,044      $67,534,579     $ 3,487,182     $353,238,719
                                  ========        ==========       ==========      ===========     ===========     ============

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1997


                                       Participant Directed

                                       Loan         Stable           Bond           Balanced      Core Equity     Aggressive
                                       FUND         ASSETS FUND      FUND           FUND          FUND            EQUITY FUND
ADDITIONS TO PLAN ASSETS:
  Investment income-
    Interest                           $  225,960   $    18,906      $    1,870     $    2,680    $    16,583     $     5,288
    Dividends                                -             -               -              -              -               -
    Net appreciation
     (depreciation) in fair value
     of investments                          -             -               -              -              -               -
  Income from PGH Investment
    Trust-
      Master Trust, net                      -        4,292,606         264,500      1,422,228     18,095,292       3,819,110
                                       ----------   -----------      ----------     ----------    -----------     -----------
     Total investment income              225,960     4,311,512         266,370      1,424,908     18,111,875       3,824,398
  Contributions-
    Employee                                 -        1,677,208          66,434        327,216      2,205,452         857,357
    Employer                                 -             -               -              -              -               -
                                       ----------   -----------      ----------     ----------    -----------     -----------
     Total contributions                     -        1,677,208          66,434        327,216      2,205,452         857,357
                                       ----------   -----------      ----------     ----------    -----------     -----------
     Total additions                      225,960     5,988,720         332,804      1,752,124     20,317,327       4,681,755

DEDUCTIONS FROM PLAN ASSETS:
  Payments for-
    Interest expense                         -             -               -              -              -               -
    Benefits to participants              (71,197)   (5,615,325)        (42,806)      (132,834)    (2,485,228)       (620,774)
                                       ----------   -----------      ----------     ----------    -----------     -----------
     Total deductions                     (71,197)   (5,615,325)        (42,806)      (132,834)    (2,485,228)       (620,774)
                                       ----------   -----------      ----------     ----------    -----------     -----------
NET INCREASE (DECREASE)                   154,763       373,395         289,998      1,619,290     17,832,099       4,060,981
INTERFUND TRANSFERS, NET                     -         (458,368)       (102,113)     1,993,781      3,125,974        (405,988)
NET ASSETS AVAILABLE FOR
  BENEFITS, beginning of year           4,333,579    70,482,426       2,626,135      5,397,926     52,570,668      16,772,805
                                       ----------   -----------      ----------     ----------    -----------     -----------
NET ASSETS AVAILABLE FOR
  BENEFITS, end of year                $4,488,342   $70,397,453      $2,814,020     $9,010,997    $73,528,741     $20,427,798
                                       ==========   ===========      ==========     ==========    ===========     ===========


                                     PARTICIPANT DIRECTED
                                     INTERNATIONAL    MODEL PORTFOLIOS
                                     EQUITY FUND      A             B               C               D               E
ADDITIONS TO PLAN ASSETS:
  Investment income-
    Interest                         $    2,124       $    2,894    $     2,712     $     9,362     $    16,727     $     9,054
    Dividends                              -                -              -               -               -               -
    Net appreciation
     (depreciation) in fair value
     of investments                        -                -              -               -               -               -
  Income from PGH Investment
    Trust-
      Master Trust, net                 318,656          248,476        838,958       5,531,366       9,801,195       5,394,455
                                     ----------       ----------    -----------     -----------     -----------     -----------
     Total investment income            320,780          251,370        841,670       5,540,728       9,817,922       5,403,509
  Contributions-
    Employee                            242,483           62,245        221,259       1,359,996       2,808,110       1,583,552
    Employer                               -                 494           -               -               -               -
                                     ----------       ----------    -----------     -----------     -----------     -----------
     Total contributions                242,483           62,739        221,259       1,359,996       2,808,110       1,583,552
                                     ----------       ----------    -----------     -----------     -----------     -----------
     Total additions                    563,263          314,109      1,062,929       6,900,724      12,626,032       6,987,061

DEDUCTIONS FROM PLAN ASSETS:
  Payments for-
    Interest expense                       -                -              -               -               -               -
    Benefits to participants            (73,358)        (697,231)      (114,232)     (1,297,668)       (769,319)       (333,938)
                                     ----------       ----------     ----------     -----------     -----------     -----------
     Total deductions                   (73,358)        (697,231)      (114,232)     (1,297,668)       (769,319)       (333,938)
                                     ----------       ----------     ----------     -----------     -----------     -----------
NET INCREASE (DECREASE)                 489,905         (383,122)       948,697       5,603,056      11,856,713       6,653,123
INTERFUND TRANSFERS, NET                424,025          (74,109)       804,485      (1,269,546)     (1,847,248)        213,908
NET ASSETS AVAILABLE FOR
  BENEFITS, beginning of year         4,323,118        2,508,634      5,545,565      30,935,786      46,735,485      23,023,919
                                     ----------       ----------    -----------     -----------     -----------     -----------
NET ASSETS AVAILABLE FOR
  BENEFITS, end of year              $5,237,048       $2,051,403     $7,298,747     $35,269,296     $56,744,950     $29,890,950
                                     ==========       ==========    ===========     ===========     ===========     ===========


                                     Participant Directed                         Nonparticipant Directed
                                     Enron                                        Nonleveraged   Leveraged
                                     Common           Nonleveraged   Leveraged    ------------   -------------
                                     STOCK FUND       PGH ESOP       PGE ESOP     PGH ESOP       PGE ESOP        TOTAL
ADDITIONS TO PLAN ASSETS:
  Investment income-
    Interest                         $     2,372      $     -        $      -     $     2,518    $     24,699    $    343,749
    Dividends                            186,868            -               -         528,035       1,562,358       2,277,261
    Net appreciation
     (depreciation) in fair value
     of investments                     (326,656)           -               -      (3,036,395)        834,106      (2,528,945)
  Income from PGH Investment
    Trust-
      Master Trust, net                     -               -               -            -               -         50,026,842
                                     -----------      ----------     -----------   -----------   ------------    ------------
     Total investment income            (137,416)           -               -      (2,505,842)      2,421,163      50,118,907
  Contributions-
    Employee                             236,576            -               -            -               -         11,647,888
    Employer                                -               -               -       3,694,546          69,087       3,764,127
                                     -----------      ----------     -----------   -----------   ------------    ------------
     Total contributions                 236,576            -               -       3,694,546          69,087      15,412,015
                                     -----------      ----------     -----------   -----------   ------------    ------------
     Total additions                      99,160            -               -       1,188,704       2,490,250      65,530,922

DEDUCTIONS FROM PLAN ASSETS:
  Payments for-
    Interest expense                        -               -               -            -            (93,527)        (93,527)
    Benefits to participants            (277,470)           -               -        (384,345)     (1,593,033)    (14,508,758)
                                     -----------      ----------     -----------   -----------    ------------    ------------
     Total deductions                   (277,470)           -               -        (384,345)     (1,686,560)    (14,602,285)
                                     -----------      ----------     -----------   -----------    ------------    ------------
NET INCREASE (DECREASE)                 (178,310)           -               -         804,359         803,690      50,928,637
INTERFUND TRANSFERS, NET              (1,061,564)      5,714,000      (5,681,000)  70,449,214     (71,825,451)           -
NET ASSETS AVAILABLE FOR
  BENEFITS, beginning of year          7,930,868         257,000       5,681,000    3,092,044      71,021,761     353,238,719
                                     -----------      ----------     -----------  -----------    ------------    ------------
NET ASSETS AVAILABLE FOR
  BENEFITS, end of year              $ 6,690,994      $5,971,000     $      -     $74,345,617    $       -       $404,167,356
                                     ===========      ==========     ===========  ===========    ============    ============

6.  BANK-ADMINISTERED INVESTMENTS:

The Plan's investments are held by bank-administered trust funds. The following table presents the fair values of investments as determined by quoted market price. The investment contracts with insurance companies included in the Stable Assets Fund and Model Portfolios A-E are presented in further detail in Note 7. Investments that represent 5% or more of the total Plan assets are separately identified.

                                       December 31, 1997                           December 31, 1996
                                       -------------------------                   ---------------------------------
                                       Number of Shares or                         Number of Shares or
                                       UNITS                                       UNITS
INVESTMENTS AT FAIR VALUE                                     FAIR VALUE                                FAIR VALUE

Enron common stock                       2,074,648            $ 86,228,592               -              $       -
PGC common stock                              -                       -             2,119,688             89,019,645
PGH Investment Trust                    19,699,108             311,204,568         19,095,292            258,615,927
Other                                                            6,124,110               -                 6,266,339
                                                              ------------                              ------------
Total investments at fair
  value                                                       $403,557,270                              $353,901,911
                                                              ============                              ============

7.  INVESTMENT CONTRACTS WITH INSURANCE COMPANIES:

The Stable Assets Fund of the Master Trust invests in a diversified portfolio of guaranteed investment contracts (GICs) issued by major U.S. and Canadian life insurance companies.

The estimated fair value of all GICs at December 31, 1997 and 1996 was approximately $39,285,455 and $60,531,591, respectively. Even though the total fair value of GICs varies from contract value, participants will only realize the contract value since these GICs are not negotiable on an open market.

The total fair value of the GICs was estimated using various discount rates based upon an average maturity.

In December 1995, the Confederation Life contracts with face value totaling $2,085,000 were assigned to a third party for $1,423,000. The proceeds plus approximately $2 million in cash were used to purchase a three year, separate account GIC with Pacific Mutual. The loss on the Confederation Life assignment of $662,000 will be deferred over the three year contract period of the Pacific Mutual contract, resulting in a net fixed interest rate of .78%.

Following are the contract values of these contracts at December 31, 1997 and 1996.

                                                                        1997                       1996
ALLSTATE LIFE GA-5356 6.500% MATURES 9/30/97                            $      -                   $ 2,627,665
ALLSTATE LIFE GA-5382 6.700% MATURES 12/23/97                                  -                     1,312,378
ALLSTATE LIFE GA-5926 5.660% MATURES 12/31/01                             7,751,082                  7,335,870
BUSINESSMEN'S COMPANY 1131 5.810% MATURES 3/22/99                         4,006,194                  4,007,434
CANADA LIFE P-45543 7.830% MATURES 2/28/97                                     -                     3,295,594
COMMONWEALTH LIFE ADA-00757FR 6.320% MATURES 12/22/2000                   5,830,284                  5,483,713
JOHN HANCOCK CONTRACT GAC-8553 7.120% MATURES 9/30/99                     5,519,759                  5,152,874
JOHN HANCOCK LIFE GAC-6110 7.000% MATURES 4/1/97                               -                     4,206,733
JOHN HANCOCK CONTRACT GAC-9600 5.78% MATURES 6/1/01                       5,024,000                       -
NATIONWIDE LIFE INSURANCE CO. GA-P7192 6.550% MATURES
  12/23/97                                                                     -                     1,304,435
NEW YORK LIFE INSURANCE CO. GA-30505 6.670% MATURES
  6/30/00                                                                 5,235,066                  5,235,066
OHIO NATIONAL GA-5353 8.690% MATURES 1/2/97                                    -                     1,963,038
PACIFIC MUTUAL SEPARATE ACCOUNT GIC G-26219 .78% MATURES
  12/29/98                                                                5,978,396                  5,743,708
PENN MUTUAL LIFE GVC-91215 7.000% MATURES 11/3/97                              -                     2,705,018
PRINCIPAL MUTUAL GA4-750 7.450% MATURES 3/21/97                                -                     4,331,704
PROVIDENT NATIONAL 027-05310 6.820% MATURES 10/31/97                           -                     4,028,608
SUN LIFE ASSURANCE S-0713-G 8.810% MATURES 12/26/96                            -                     1,970,351
                                                                         -----------               -----------
TOTAL INVESTMENT CONTRACTS WITH INSURANCE COMPANIES                      $39,344,781               $60,704,189
                                                                         ===========               ===========

THE TOTAL CREDITING INTEREST RATE AND AVERAGE YIELD WERE APPROXIMATELY 5.5% IN 1997 AND 7% IN 1996.

8.  OTHER INVESTMENT CONTRACTS:

In December 1995 and 1996, the Plan allocated $10,000,000 and $10,500,000, respectively, of the Stable Asset Fund for investment in synthetic investment contracts. These contracts operate similarly to a guaranteed investment contract, except that the assets are held by the Primary Trustee. Under these contracts, the Plan has authorized Dwight Asset Management Company (the Manager) to make investment decisions as governed by the Management Guidelines approved by the Plan Administrator. Two separate financially responsible third parties guarantee that plan transactions within each of the contracts will be executed at contract value. As of December 31, 1997, these investments are reported at contract value in the accompanying statement of master trust assets with fund information totaling $37,032,690, which approximates fair value
(Note 9). The crediting interest rates for the two contracts are reset quarterly and are a function of the Manager's performance against an appropriate industry benchmark. In no event shall the crediting interest rate be less than 0%. The first contract, effective December 1995 and totaling $10,005,229, includes approximately $5 million of shares in a fund offered by PIMCO Capital Management with the remaining $5 million of shares in a fund offered by Lotsoff Capital. At December 31, 1997 and 1996, the crediting interest rate was 6.411% and 5.495%, respectively. The second contract, effective December 1996 and totaling $27,027,461, includes a portfolio of AAA rated bonds consisting primarily of U.S. Government obligations, agency passthroughs and asset-backed securities. At December 31, 1997, the crediting interest rate was 6.94%.

9.  PORTLAND GENERAL HOLDINGS, INC. INVESTMENT TRUST - MASTER TRUST:

The Master Trust invests for the benefit of the PGH Pension Plan and this Plan. Units are purchased by these Plans based on the market value of units in the Master Trust. Income of the Master Trust is allocated to the Plan based on units of participation and is shown in the following statements of changes in master trust assets with fund information.

As of December 31, 1997, the participant directed investment funds shown in the following statements of master trust assets with fund information are comprised of funds in those investment options and funds from the premixed investment options, Model Portfolios A-E. The nonparticipant directed funds represent the portion of Master Trust assets held by the PGH Pension Plan. The following table summarizes the percentage of each participant directed investment option relative to the Plan's portion of the Master Trust fund balance on the following page. When these percentages are applied to the Plan investments in the Master Trust, they approximate the by-fund investments shown in Note 5.

                                       Stable                           Core              Aggressive
                                       Assets           Bond            Equity            Equity                  International
      INVESTMENT OPTION                FUND             FUND            FUND              FUND                    EQUITY FUND
  Stable Assets Fund                    80.57%            -   %           -   %             -   %                   -   %
  Bond Fund                              -               12.98            -                 -                       -
  Balanced Fund                          -               16.41            4.17              -                       -
  Core Equity Fund                       -                -              56.19              -                       -
  Aggressive Equity Fund                 -                -               -                47.31                    -
  International Equity Fund              -                -               -                 -                      17.74
  Portfolio A                             .98             3.61             .16               .22                     .34
  Portfolio B                            2.59             9.88            1.15              1.55                    2.44
  Portfolio C                            9.31            33.09            8.08             10.60                   16.44
  Portfolio D                            6.55            24.03           18.42             24.31                   37.86
  Portfolio E                            -                -              11.83             16.01                   25.18
                                       ------           ------          ------            ------                  ------
  Total                                100.00%          100.00%         100.00%           100.00%                 100.00%
                                       ======           ======          ======            ======                  ======

            STATEMENT OF MASTER TRUST ASSETS WITH FUND INFORMATION

                            AS OF DECEMBER 31, 1997



                                                                             Retirement Savings Plan
                                                           ----------------------------------------------------------------------
                                                            Participant    Participant  Participant   Participant   Participant
                                                            Directed       Directed     Directed      Directed      Directed
                                                            Stable         Bond         Core          Aggressive    International
                                                            ASSETS FUND    FUND         EQUITY FUND   EQUITY FUND   EQUITY FUND
ASSETS:
 Investments-
   At fair value:
    Common stock and shares in registered investment
     companies                                              $       -      $     2,215  $126,768,077  $38,955,941   $28,188,237
      Insurance contracts                                     39,344,781          -             -            -             -
      Preferred stock                                               -             -             -            -             -
      Convertible preferred stock                                   -             -          222,108         -             -
      Corporate bonds                                          6,083,282    10,455,759          -            -             -
      Corporate convertible bonds                                   -             -             -            -             -
      U.S. Government and agencies issues                     23,826,717    10,099,081          -            -             -
      Short-term investments                                  17,610,956       630,293     3,255,181    3,899,595        90,909
                                                             -----------   -----------  ------------  -----------   -----------
          Total investments                                   86,865,736    21,187,348   130,245,366   42,855,536    28,279,146

  Receivables-
   Accrued income                                                316,196       304,385       225,081       33,442       892,332
                                                             -----------   -----------  ------------  -----------   -----------
          Total receivables                                      316,196       304,385       225,081       33,442       892,332
                                                             -----------   -----------  ------------  -----------   -----------
          Total assets                                       $87,181,932   $21,491,733  $130,470,447  $42,888,978   $29,171,478
                                                             ===========   ===========  ============  ===========   ===========



                                                                                        Pension Plan
                                                    ---------------------------------------------------------------------------
                                                    Nonparticipant  Nonparticipant   Nonparticipant   Nonparticipant
                                                    Directed        Directed         Directed         Directed       Total
                                                    Bond            Core             Aggressive       International  Investment
                                                    FUND            EQUITY FUND      EQUITY FUND      EQUITY FUND    TRUST
ASSETS:
  Investments-
    At fair value:
      Common stock and shares in registered
       investment companies                         $    44,304     $116,827,316     $53,958,310      $14,574,392    $379,318,792
      Insurance contracts                                  -                -               -                -         39,344,781
      Preferred stock                                 1,211,544             -               -                -          1,211,544
      Convertible preferred stock                     1,839,524          262,923            -                -          2,324,555
      Corporate bonds                                26,734,270             -               -                -         43,273,311
      Corporate convertible bonds                       900,000             -               -                -            900,000
      U.S. Government and agencies issues            47,694,143             -               -                -         81,619,941
      Short-term investments                          1,364,068        2,696,125       5,339,009         (555,368)     34,330,768
                                                    -----------      -----------     -----------      ------------   ------------
            Total investments                        79,787,853      119,786,364      59,297,319       14,019,024     582,323,692
  Receivables-
    Accrued income                                    1,154,096          223,392          45,250          555,859       3,750,033
                                                    -----------      -----------     -----------      ------------   ------------
            Total receivables                         1,154,096          223,392          45,250          555,859       3,750,033

            Total assets                            $80,941,949     $120,009,756     $59,342,569      $14,574,883    $586,073,725
                                                    ===========     ============     ===========      ============   ============



            STATEMENT OF MASTER TRUST ASSETS WITH FUND INFORMATION

                            AS OF DECEMBER 31, 1996



                                                                           Retirement Savings Plan
                                              -----------------------------------------------------------------   ----------------
                                              Participant  Participant   Participant  Participant  Participant    Nonparticipant
                                              Directed     Directed      Directed     Directed     Directed       Directed
                                              Stable       Bond          Core         Aggressive   International  Bond
                                              ASSETS FUND  FUND          EQUITY FUND  EQUITY FUND  EQUITY FUND    FUND

ASSETS:
  Investments-
    At fair value:
      Common stock and shares in registered
       investment companies                   $      -     $    31,555   $95,410,357  $31,731,020  $23,803,799    $      -
       Preferred stock                               -            -             -       1,879,700         -              -
       Corporate bonds                         13,315,142    6,993,765          -            -            -        16,511,396
       U.S. Government and agencies issues      6,194,342    9,184,848          -            -            -        44,359,210
       Foreign and miscellaneous securities       433,602      140,962          -            -            -         1,029,007
       Short-term investments                   3,159,273      561,469     1,643,273    2,870,021          656      2,308,625
      At contract value:
       Investment contracts with insurance
        companies                              60,704,189         -             -            -            -              -
                                              -----------  -----------   -----------  -----------  -----------    -----------
           Total investments                   83,806,548   16,912,599     97,053,630  36,480,741   23,804,455     64,208,238

Receivables-
    Accrued income                                104,749      302,214        121,029      25,648        4,314      1,021,513
                                              -----------  -----------   ------------ -----------  -----------     ----------
          Total receivables                       104,749      302,214        121,029      25,648        4,314      1,021,513
                                              -----------  -----------   ------------ -----------  -----------     ----------
          Total assets                        $83,911,297  $17,214,813   $97,174,659  $36,506,389  $23,808,769    $65,229,751
                                              ===========  ===========   ===========  ===========  ===========    ===========




                                                                                Pension Plan
                                                            -------------------------------------------------

                                                                              Nonparticipant     Nonparticipant
                                                            Nonparticipant    Directed           Directed         Total
                                                            Directed Core     Aggressive         International    Investment
                                                            EQUITY FUND       EQUITY FUND        EQUITY FUND      TRUST
ASSETS:
  Investments-
    At fair value:
      Common stock and shares in registered investment      $ 99,322,776      $46,910,715        $14,840,196      $312,050,418
       companies
      Preferred stock                                               -           2,760,470               -            4,640,170
      Corporate bonds                                               -                -                  -           36,820,303
      U.S. Government and agencies issues                           -                -                  -           59,738,400
      Foreign and miscellaneous securities                          -                -                  -            1,603,571
      Short-term investments                                   1,528,824        4,239,306                772        16,312,219
    At contract value:
      Investment contracts with insurance companies                 -                -                  -           60,704,189
                                                            ------------      -----------        -----------      ------------
          Total investments                                  100,851,600       53,910,491         14,840,968       491,869,270
  Receivables-
    Accrued income                                               108,239           37,798                  4         1,725,508
                                                            ------------      -----------        -----------      ------------
          Total receivables                                      108,239           37,798                  4         1,725,508

          Total assets                                      $100,959,839      $53,948,289        $14,840,972      $493,594,778
                                                            ============      ===========        ===========      ============

         STATEMENT OF CHANGES IN MASTER TRUST ASSETS WITH FUND INFORMATION
                           FOR THE YEAR ENDED DECEMBER 31, 1997



                                                                          Retirement Savings Plan
                                             ---------------------------------------------------------------------------------

                                        Participant        Participant       Participant        Participant         Participant
                                        Directed           Directed          Directed           Directed            Directed
                                        Stable             Bond              Core               Aggressive          International
                                        ASSETS FUND        FUND              EQUITY FUND        EQUITY FUND         EQUITY FUND
INVESTMENT INCOME:
  Net investment gains
    (losses)                            $      -           $   471,378       $ 30,912,232       $ 8,723,654         $ 1,606,920
  Interest                                5,371,572          1,502,130            268,063           259,294              17,147
  Dividends                                    -                  -             1,652,943           150,039              83,999
  Investment fees                          (149,618)           (77,576)          (389,002)         (357,229)            (19,104)
                                         -----------        -----------      ------------       -----------         -----------
          Total investment
            income                        5,221,954          1,895,932         32,444,236         8,775,758           1,688,962
  Funds (withdrawn)
    invested by-
      Pension plan                             -                  -                  -                 -                   -
      Retirement savings
        plan                             (1,951,319)         2,380,988            851,552        (2,393,169)          3,673,747
                                         -----------        -----------      ------------       -----------         -----------
          Total funds
            (withdrawn)
            invested                     (1,951,319)         2,380,988            851,552        (2,393,169)          3,673,747
                                         -----------        -----------      ------------       -----------         -----------
INCREASE (DECREASE) IN NET
  ASSETS                                  3,270,635          4,276,920         33,295,788         6,382,589           5,362,709
NET ASSETS, beginning of
  year                                   83,911,297         17,214,813         97,174,659        36,506,389          23,808,769
                                        -----------         -----------       ------------      -----------         -----------
NET ASSETS, end of year                 $87,181,932        $21,491,733       $130,470,447       $42,888,978         $29,171,478
                                        ===========         ===========       ============      ===========         ===========


                                                                                Pension Plan
                                          ------------------------------------------------------------------
                                  Nonparticipant      Nonparticipant      Nonparticipant      Nonparticipant
                                  Directed            Directed            Directed            Directed            Total
                                  Bond                Core                Aggressive          International       Investment
                                  FUND                EQUITY FUND         EQUITY FUND         EQUITY FUND         TRUST
INVESTMENT INCOME:
  Net investment gains
    (losses)                      $ 5,556,014         $ 28,763,252         $12,629,046        $   (381,898)       $ 88,280,598
  Interest                          4,412,090              256,494             354,035                 192          12,441,017
  Dividends                            27,028            1,538,823             216,111                   -           3,668,943
  Investment fees                    (232,934)            (258,652)           (500,212)                  -          (1,984,327)
                                  -----------         ------------         -----------         -----------        ------------
          Total investment
            income                  9,762,198           30,299,917          12,698,980            (381,706)        102,406,231
  Funds (withdrawn)
    invested by-
      Pension plan                  5,950,000          (11,250,000)         (7,304,700)            115,617         (12,489,083)
      Retirement savings
        plan                                -                    -                   -                   -           2,561,799
                                  -----------         ------------         -----------         -----------        ------------
          Total funds
            (withdrawn)
            invested                5,950,000          (11,250,000)         (7,304,700)            115,617          (9,927,284)
                                  -----------         ------------         -----------         -----------        ------------
INCREASE (DECREASE) IN NET
  ASSETS                           15,712,198           19,049,917           5,394,280            (266,089)         92,478,947
NET ASSETS, beginning of
  year                             65,229,751          100,959,839          53,948,289          14,840,972         493,594,778
                                  -----------         ------------         -----------         -----------        ------------
NET ASSETS, end of year           $80,941,949         $120,009,756         $59,342,569         $14,574,883        $586,073,725
                                  ===========         ============         ===========         ===========        ============

ALLOCATION OF THE ASSETS OF THE MASTER TRUST TO PARTICIPATING PLANS AT DECEMBER 31, 1997 AND 1996 ARE:

                                                   1997                     PERCENT
Plan fund balance, beginning of year               $258,615,927
Funds invested by the Plan                            2,561,799
Investment income                                    50,026,842
                                                   ------------
Plan fund balance, end of year                      311,204,568              53.1%
Pension Plan fund balance, end of year              274,869,157              46.9%
                                                   ------------             ------
          Total                                    $586,073,725             100.0%
                                                   ============             ======




                                                   1996                     PERCENT
Plan fund balance, beginning of year               $228,080,365
Funds invested by the Plan                            2,270,440
Investment income                                    28,265,122
                                                   ------------
Plan fund balance, end of year                      258,615,927              52.4%
Pension Plan fund balance, end of year              234,978,851              47.6%
                                                   ------------             ------
          Total                                    $493,594,778             100.0%
                                                   ============             ======


The net appreciation in the fair value of investments in the Master Trust by major investment category for the year ended December 31, 1997 is as follows:

Common stock and shares in Registered
  Investment Companies                                $81,391,319
Preferred stock                                          (192,378)
Corporate bonds                                         2,136,169
U.S. government and agency issues                       2,878,067
Foreign and miscellaneous securities                    1,955,244
                                                      -----------
          Total                                       $88,168,421
                                                      ===========

10.  PLAN TERMINATION:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

11.  RECONCILIATION TO FORM 5500:

As of December 31, 1997, the Plan had approximately $2,530,332 of pending distributions to participants who elected to withdraw from the operation and earnings of the Plan. These amounts are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in the accompanying statements of net assets available for plan benefits in accordance with generally accepted accounting principles.

The following table reconciles the financial statements to the Form 5500 as filed by the Company for the plan year ended December 31, 1997:

                                                                                               Net Assets Available
                                            Benefits Payable to         Benefits               For Plan Benefits
                                            PARTICIPANTS                PAID                   1997
Per financial statements                    $     -                     $14,508,758            $404,167,356
Plus- 1997 amounts pending
  distribution to
  participants                               2,530,332                    2,530,332              (2,530,332)
Less- 1996 amounts pending
  paid in 1997                                    -                      (1,904,763)                   -
                                            ----------                  -----------            ------------
Per Form 5500                               $2,530,332                  $15,134,327            $401,637,024
                                            ==========                  ===========            ============

SCHEDULE I


                                          PORTLAND GENERAL HOLDINGS, INC.

                                             RETIREMENT SAVINGS PLAN


                                                 EIN 93-0925597

                                                    PLAN 003

                    ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                              AS OF DECEMBER 31, 1997

                                                     (Note 4)



Identity of Issue, Borrower,               Description of Investment, Including Maturity Date,
LESSOR OR SIMILAR PARTY                    RATE OF INTEREST, COLLATERAL, PAR OR MATURITY
                                           VALUE                                                    COST           CURRENT VALUE
*Northern Trust Company                    PGH Investment Trust - Master Trust (19,699,108 units)   $209,169,180   $311,204,568
*Enron Corporation                         Common Stock (2,074,648 shares)                            38,616,262     86,228,592
*Northern Trust Company                    COLTV Short-Term Investment Fund (1,039,248 units)          1,039,248      1,039,248
*Wells Fargo Bank                          Financial Square Prime (593,029 shares)                       593,029        593,029
*Northern Trust Company                    Noninterest-bearing cash                                        3,491          3,491
*Plan Participants                         Participant loans, interest rates from 6.00% to 7.33%,
                                            maturing from 1998-2002                                    4,488,342      4,488,342
                                                                                                    ------------   ------------
                                                     Total investments                              $253,909,552   $403,557,270
                                                                                                    ============   ============

*Represents a party-in-interest transaction as of December 31, 1997.

NOTE:  Cost is calculated on a moving average cost basis.

The accompanying notes are an integral part of this schedule.

SCHEDULE II


PORTLAND GENERAL HOLDINGS, INC.

RETIREMENT SAVINGS PLAN


EIN 93-0925597

PLAN 003

ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 1997

(Note 4)



SERIES OF TRANSACTIONS OF THE SAME ISSUE THAT EXCEED 5% OF
NET PLAN ASSETS AT THE BEGINNING OF THE YEAR:                 PURCHASES                     SALES
                                                              -------------------------     ------------------------------------
                                                              Number                        Number
                                                              of               PURCHASE     of            SELLING      NET Gain
Identity of Party Involved  DESCRIPTION OF ASSET              TRANSACTIONS     PRICE        TRANSACTIONS  PRICE        OR (LOSS)


*Northern Trust Company     COLTV Short-Term Investment Fund  635              $22,219,623  169           $23,067,198  $   -
                             (a common and collective trust)


*Represents a party-in-interest transaction as of December 31, 1997.

NOTE:  Net gain or (loss) is calculated using a moving average cost.

The accompanying notes are an integral part of this schedule.
